Issuer Free Writing Prospectus dated July 18, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-189306

(Relating to the Preliminary Prospectus dated July 9, 2013)

This free writing prospectus relates to the shares of common stock of Diamond Resorts International, Inc. (the “Company”) described below and should be read together with the preliminary prospectus (the “Preliminary Prospectus”), subject to completion, dated July 9, 2013, included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-189306) of the Company, relating to its initial public offering of common stock, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1566897/000119312513285354/d469815ds1a.htm

Defined terms used in this free writing prospectus are used in the manner described in the Preliminary Prospectus. The following information supplements, updates and amends the information contained in the Preliminary Prospectus primarily to reflect (i) a decrease in our initial public offering price to $14.00 per share, (ii) changes to the use of proceeds of the offering, and (iii) our summary pro forma consolidated financial data, pro forma capitalization and dilution, revised to reflect the impact of clauses (i) and (ii) above. In the Preliminary Prospectus, we proposed to offer shares of our common stock at an estimated price range of between $16.00 and $18.00 per share.

Initial public offering price	$14.00 per share

Common stock offered by us in this offering	14,000,000 shares

Common stock offered by the selling stockholder in this offering	1,500,000 shares

Total	15,500,000 shares

Common stock to be outstanding after this offering and the closing of the Island One Acquisition	73,294,118 shares

Such number of shares of common stock to be outstanding after this offering excludes:

•       up to 6,436,315 shares of common stock issuable upon the exercise of stock options (including options exercisable for up to 3,760,215 shares of our common stock to be issued to holders of Class B common units of Diamond LLC, in part to maintain the incentive value intended when we originally issued those Class B common units to these individuals and to provide an incentive for such individuals to continue providing services to us), with an exercise price equal to the initial public offering price, and 26,785 shares of restricted stock that we intend to issue in connection with the consummation of this offering under our incentive compensation plan to our executive officers, various management personnel and our non-officer directors; and

•       3,273,990 shares of common stock reserved for issuance in connection with future grants of equity awards under our incentive compensation plan and 366,471 shares of common stock reserved for issuance under our employee stock purchase plan.

Over-allotment option	We have granted to the underwriters an option to purchase up to 2,100,000 additional shares of common stock, and the selling stockholder has granted to the underwriters an option to purchase up to 225,000 additional shares of common stock, in each case at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of this free writing prospectus.

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock by us in this offering will be approximately $178.3 million, based on the initial public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming the underwriters do not exercise their over-allotment option. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We expect to use the net proceeds to us from this offering for the following purposes and in the following amounts:

•       approximately $56.0 million to repay an equivalent amount of the $58.3 million outstanding principal amount under the PMR Acquisition Loan;

•       approximately $50.0 million to repay the outstanding principal amount, accrued and unpaid interest and exit fees under the Tempus Acquisition Loan;

•       approximately $47.8 million to pay the purchase price to the sellers in the PMR Service Companies Acquisition; and

•       approximately $10.3 million to repurchase the warrants to purchase shares of common stock of Diamond Resorts Corporation held by an affiliate of Guggenheim Partners, LLC and another institutional investor.

We may also use up to approximately $49.5 million (representing 25% of the net cash proceeds to be received by us and the selling stockholder in this offering) to purchase Senior Secured Notes from holders who accept our offer to repurchase Senior Secured Notes at a price equal to 112% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. If our net proceeds from this offering are insufficient to fund any such purchase and all of the other purposes set forth above, we will use other available cash resources, potentially including borrowings under the new Revolving Credit Facility, to make up for any shortfall.

We intend to use any remaining net proceeds to us from this offering for working capital and other general corporate purposes, which may include the repayment of some or all of the remaining outstanding principal amount, accrued and unpaid interest and exit fees under the PMR Acquisition Loan and/or the redemption of a portion of our Senior Secured Notes that remain outstanding after completion of the repurchase offer described above. If the opportunity arises, we may use a portion of any remaining net proceeds to us from this offering to expand into new geographic markets or enter into strategic transactions in a manner consistent with our acquisition strategy and capital-efficient business model.

Payment of Purchase Price in PMR Service Companies Acquisition

On June 12, 2013, we entered into an asset purchase agreement with each of the PMR Service Companies and the owner of such entities, pursuant to which we have agreed to purchase, upon the closing of this offering and subject to other customary closing conditions, resort management agreements, accounting services agreements, billing and collection services agreements and other assets of the PMR Service Companies. The purchase price for the PMR Service Companies Acquisition is based upon, among other things, the initial public offering price of this offering and will be paid entirely in cash. At the initial public offering price of $14.00 per share, we will pay to the PMR Service Companies, at the closing of the PMR Service Companies Acquisition, an aggregate cash purchase price of approximately $47.8 million, subject to adjustment pursuant to customary net working capital adjustment provisions included in the asset purchase agreement.

Reorganization Transactions

In connection with the closing of this offering, we will consummate the Reorganization Transactions. Immediately prior to, and in connection with, the closing of this offering, the following steps will be taken to effect the Reorganization Transactions:

•

Diamond International will file an amended and restated certificate of incorporation, which will authorize shares of common stock having the terms described in “Description of Capital Stock” in the Preliminary Prospectus;

•

certain individuals and entities that have an economic interest in Diamond LLC as a result of their ownership of units of Cloobeck Diamond Parent, LLC will redeem their units of Cloobeck Diamond Parent, LLC in exchange for Class A common units of Diamond LLC (with the Class A common units of Diamond LLC being further distributed to the ultimate beneficial owners of certain of such entities);

•	certain other owners of Class A and/or Class B common units of Diamond LLC will distribute or contribute those units to certain related entities;

•

(i) the holders of Class A common units of Diamond LLC will then contribute all of their Class A common units in Diamond LLC to Diamond International in return for an aggregate of 53,697,402 shares of common stock of Diamond International, (ii) the holders of Class B common units of Diamond LLC will contribute all of their Class B common units in Diamond LLC to Diamond International in return for an aggregate of 360,465 shares of common stock of Diamond International, and (iii) Diamond International will redeem the shares of common stock held by Diamond LLC; and

•	after consummation of the steps described above, Diamond LLC will be merged with and into Diamond International, with Diamond International being the surviving entity.

We expect to use approximately $10.3 million of the net proceeds from this offering to repurchase the warrants to purchase shares of common stock of Diamond Resorts Corporation held by an affiliate of Guggenheim Partners, LLC and another institutional investor, and following the Reorganization Transactions and this warrant repurchase, Diamond International will own 100% of the outstanding equity interests of Diamond Resorts Holdings, LLC, which will own 100% of the outstanding common stock of Diamond Resorts Corporation.

Island One Acquisition

On July 1, 2013, we entered into a transaction agreement, pursuant to which we have agreed to purchase from the Island One Equityholder, upon the closing of this offering and subject to other customary closing conditions, all of the equity interests in the Island One Companies. The purchase price for the Island One Acquisition is based upon, among other things, the initial public offering price of this offering and will be paid entirely in shares of our common stock. At the initial public offering price of $14.00 per share, we will issue to the Island One Equityholder an aggregate of 5,236,251 shares of our common stock at the closing of the Island One Acquisition. The Island One Equityholder will also receive, in a distribution of cash from the Island One Companies, an amount based on the sum of any excess working capital over a specified target, plus any excess accrual for certain bad debt expenses.

Effect of this Offering

As part of this offering, Cloobeck Diamond Parent, LLC will sell shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock in this offering by the selling stockholder.

At the initial public offering price of $14.00 per share, after deducting the underwriters’ discounts and commissions and the estimated offering expenses, upon completion of the Reorganization Transactions, the Island One Acquisition and this offering, the outstanding shares of common stock of Diamond International will be held as follows:

•	our public stockholders will hold approximately 21.2% of the outstanding common stock of Diamond International (or 23.6% if the underwriters exercise their over-allotment option in full);

•

our Pre-IPO Equityholders will hold approximately 71.7% of the outstanding common stock of Diamond International (or 69.4% if the underwriters exercise their over-allotment option in full), as follows:

•	the Management Investors will hold approximately 35.5% of the outstanding common stock of Diamond International (or 34.2% if the underwriters exercise their over-allotment option in full); and

•

the Pre-IPO Institutional and Other Investors will hold approximately 36.2% of the outstanding common stock of Diamond International (or 35.2% if the underwriters exercise their over-allotment option in full); and

•

the Island One Equityholder will hold approximately 7.1% of the outstanding common stock of Diamond International upon the consummation of the Island One Acquisition (or 7.0% if the underwriters exercise their over-allotment option in full) and, together with the Pre-IPO Equityholders, will hold approximately 78.9% of the outstanding common stock of Diamond International (or 76.4% if the underwriters exercise their over-allotment option in full).

Summary Pro Forma Consolidated Financial Data

Set forth below is summary historical unaudited pro forma consolidated financial data of Diamond LLC at the dates and for the periods indicated. Diamond International is a recently formed holding company which has not engaged in any business or other activities other than those incident to its formation and the preparation of the registration statement of which the Preliminary Prospectus forms a part. Accordingly, all of the pro forma financial data herein relating to periods prior to the completion of the Reorganization Transactions is that of Diamond LLC and its subsidiaries.

The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2012, for the three months ended March 31, 2013 and for the 12 months ended March 31, 2013 (LTM), and the summary unaudited pro forma consolidated balance sheet data as of March 31, 2013, are derived from the unaudited pro forma consolidated financial statements set forth under “Unaudited Pro Forma Financial Information.” The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2012 and for the 12 months ended March 31, 2013 (LTM) give effect to the PMR Acquisition (including the financing transactions related to the PMR Acquisition), the Probable Acquisitions and this offering (including the application of the net proceeds thereof assuming (i) no holders of the Senior Secured Notes accept our offer to repurchase Senior Secured Notes and (ii) we do not use any net proceeds to redeem any Senior Secured Notes), as if each had occurred as of January 1, 2012. The summary unaudited pro forma consolidated financial data as of, and for the three months ended, March 31, 2013 give effect to the Probable Acquisitions and this offering (including the application of the net proceeds thereof assuming (i) no holders of the Senior Secured Notes accept our offer to repurchase Senior Secured Notes and (ii) we do not use any net proceeds to redeem any Senior Secured Notes), as if each had occurred as of January 1, 2012 in the case of statement of operations data, or as of March 31, 2013 in the case of balance sheet data. The summary unaudited pro forma consolidated financial data also reflect that, pursuant to the Reorganization Transactions, Diamond International will become the ultimate parent and issuer of the common stock in this offering; however, there are no adjustments to the historical financial information as a result of the Reorganization Transactions.

        The unaudited pro forma consolidated financial data are included for informational purposes only and do not purport to represent what our actual financial position or results of operations would have been had the transactions referenced above occurred on the dates indicated. In addition, the pro forma adjustments described herein are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the above transactions on our historical consolidated financial data. The unaudited pro forma financial data also do not purport to represent, and may not be indicative of, our results of operations for any future period or our financial position as of any future date. The unaudited pro forma combined condensed statements of operations do not include adjustments for (i) any revenue or cost saving synergies that may be achievable subsequent to the completion of the Probable Acquisitions or the costs that may be incurred to achieve those synergies or (ii) any prospective revenue or cost saving synergies that may be achieved since the completion of the PMR Acquisition, or the costs that may be incurred to achieve those prospective synergies, in addition to those reflected in the historical financial information. The information presented below should be read in conjunction with the summary historical financial data and operating data presented under “Prospectus Summary—Summary Historical Consolidated and Unaudited Pro Forma Consolidated Financial and Operating Data” and with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Financial Information,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Preliminary Prospectus (as supplemented, updated and amended by this free writing prospectus) and the respective consolidated financial statements of Diamond Resorts Parent, LLC and its subsidiaries, Pacific Monarch Resorts, Inc. (Debtor-in-Possession), the Island One Companies and the PMR Service Companies included in the Preliminary Prospectus.

	Company Pro Forma
	Year Ended December 31, 2012	Three Months Ended March 31, 2013	LTM

	(unaudited)		(unaudited)
	($ in thousands, except per share data and as noted)
Statement of Operations Data:
Total revenues	$592,952	$166,970	$626,751
Total costs and expenses(1)	594,806	160,429	614,583

(Loss) income before provision (benefit) for income taxes and discontinued operations	(1,854)	6,541	12,168
(Benefit) provision for income taxes	(1,203)	326	(3,474)

Net (loss) income	$(651)	$6,215	$15,642

Net income (loss) per share
Basic	$(0.01)	$0.08	$0.21
Diluted	(0.01)	0.08	0.21
Weighted average common shares outstanding
Basic	73,294,118	73,294,118	73,294,118
Diluted	73,294,118	73,294,118	73,294,118

Company Pro Forma As of March 31, 2013(2)
(unaudited)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$44,873
Mortgages and contracts receivable, net	$336,935
Unsold Vacation Interests, net	$310,321
Total assets	$1,210,130
Senior secured notes, net of unamortized original issue discount	$416,747
Securitization notes and conduit facilities, net	$278,928
Notes payable	$44,019
Total liabilities	$1,071,020

(1)	Includes pro forma interest expense of $81.4 million, $19.4 million and $80.7 million for the year ended December 31, 2012, the three months ended March 31, 2013 and the 12-month period ended March 31, 2013, respectively.
(2)	Assuming our offer to repurchase our Senior Secured Notes was accepted in full and reflecting estimated accrued interest on the Senior Secured Notes through an anticipated repurchase date, our cash and cash equivalents would be $18.3 million, our total assets would be $1,182.3 million, our senior secured notes, net of unamortized original issue discount, would be $373.4 million, and our total liabilities would be $1,050.7 million (including $25.0 million in borrowings under the Revolving Credit Facility that we expect to enter into in connection with the consummation of this offering).

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2013 on:

•	an actual basis for Diamond LLC;

•	on a pro forma basis for Diamond International to give effect to the Reorganization Transactions;

•	on a pro forma basis for Diamond International to give effect to (1) the Reorganization Transactions and (2) the Probable Acquisitions; and

•

on a pro forma basis for Diamond International to give effect to (1) the Reorganization Transactions, (2) the Probable Acquisitions, (3) the sale of 14,000,000 shares of our common stock by us in this offering at the initial public offering price of $14.00 per share, after deducting the underwriters’ discounts and commissions and the estimated offering expenses payable by us and (4) the application of the estimated net proceeds to us from this offering as described under “Use of Proceeds” (assuming no holders of the Senior Secured Notes accept our offer to repurchase Senior Secured Notes and assuming that we do not use any net proceeds to us from this offering to redeem any Senior Secured Notes).

The pro forma information below is illustrative only and is based upon the initial public offering price of $14.00 per share. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included in the Preliminary Prospectus (as supplemented, amended and updated by this free writing prospectus).

	March 31, 2013 (unaudited)
	Actual	Pro Forma for the Reorganization Transactions	Pro Forma for the Reorganization Transactions and the Probable Acquisitions	Pro Forma for the Reorganization Transactions, the Probable Acquisitions and this Offering(1)
	(in thousands, except share data)
Cash and cash equivalents	$26,204	$26,204	$(18,370)	$44,873

Long-term debt (including current maturities):
Senior Secured Notes	$416,747	$416,747	$416,747	$416,747
Securitization notes and Funding Facilities	278,928	278,928	278,928	278,928
Notes payable	137,545	137,545	147,006	44,019

Total long-term debt	833,220	833,220	842,681	739,694

Members’ capital (deficit)	155,568	—	—	—
Stockholders’ equity:
Common stock, $0.01 par value per share; no shares authorized, issued and outstanding (actual); 250,000,000 shares authorized and 59,294,118 shares issued and outstanding (pro forma for the Reorganization Transactions); and 250,000,000 shares authorized and 73,294,118 shares issued and outstanding (pro forma for the Reorganization Transactions and this Offering)	—	544	593	733
Additional paid-in capital	—	155,024	228,283	396,067
Accumulated deficit	(235,161)	(235,161)	(235,161)	(238,225)
Accumulated other comprehensive loss	(19,465)	(19,465)	(19,465)	(19,465)

Total members’ capital (deficit)	(99,058)	(99,058)	—	—

Total stockholders’ equity	—	—	(25,750)	139,110

Total capitalization	$734,162	$734,162	$816,931	$878,804

(1)	At the initial public offering price of $14.00 per share of common stock and assuming our offer to repurchase our Senior Secured Notes were accepted in full and reflecting estimated accrued interest on the Senior Secured Notes through an anticipated repurchase date, our cash and cash equivalents would be $18.3 million, our Senior Secured Notes would be $373.4 million, our total long-term debt would be $721.4 million (including $25.0 million in borrowings under the Revolving Credit Facility that we expect to enter into in connection with the consummation of this offering), our total stockholders’ equity would be $131.6 million and our total capitalization would be $853.0 million.

Dilution

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. The net tangible book value of Diamond LLC as of March 31, 2013, which represents Diamond LLC’s total tangible assets less its total liabilities as of such date, was approximately $(207.4) million.   Our pro forma net tangible book value per share as of March 31, 2013, which represents Diamond LLC’s net tangible book value as of such date divided by the number of shares of our common stock outstanding as of such date, giving effect to the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” was $(2.83). After giving effect to our sale of shares of common stock in this offering at the initial public offering price of $14.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, but prior to giving effect to either of the Island One Acquisition or the PMR Service Companies Acquisition, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been $(42.5) million, or $(0.58) per share of common stock. This represents an immediate increase in net tangible book value of $2.25 per share to existing stockholders and an immediate dilution in net tangible book value of $14.58 per share to investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following unaudited table illustrates the per share dilution:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 31, 2013	$(2.83)
Increase per share attributable to new investors	2.25

Pro forma as adjusted net tangible book value per share after this offering (“Post-Offering Pro Forma Net Tangible Book Value Per Share”)		(0.58)

Dilution per share to new investors		$14.58

After giving effect to each of the items described above and each of (1) the consummation of the Island One Acquisition with an aggregate value of approximately $73.3 million (based upon the initial public offering price of $14.00 per share), representing the purchase price in the Island One Acquisition; and (2) the consummation of the PMR Service Companies Acquisition and the application of a portion of the net proceeds from this offering to pay the cash purchase price of $47.8 million (based upon the initial public offering price of $14.00 per share) in the PMR Service Companies Acquisition, our pro forma as further adjusted net tangible book value as of March 31, 2013 would have been $(76.4) million or $(1.04) per share of common stock. This represents an immediate dilution in net tangible book value of $0.46 per share to existing stockholders and an immediate dilution in net tangible book value of $15.04 per share to investors purchasing common stock in this offering. The following unaudited table illustrates the per share dilution:

Initial public offering price per share		$14.00
Post-Offering Pro Forma Net Tangible Book Value Per Share as of March 31, 2013	$(0.58)
Dilution in pro forma net tangible book value per share attributable to the consummation of the Probable Acquisitions	(0.46)

Pro forma as adjusted net tangible book value per share after giving effect to the Probable Acquisitions		(1.04)

Total dilution attributable to all transactions described above		$15.04

The following unaudited table summarizes, on the same pro forma basis as of March 31, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the Pre-IPO Equityholders, by new investors purchasing shares in this offering and by the Island One Equityholder (amounts in thousands, except percentages and per share data), after giving effect to the sale by us of 14,000,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Pre-IPO Equityholders(1)	54,058	73.8%	301,600	52.8%	$ 5.58
New investors(1)	14,000	19.1%	196,000	34.3%	$14.00
Island One Equityholder(2)	5,236	7.1%	73,308	12.9%	$14.00

Total	73,294	100.0%	570,908	100.0%

(1)	The number of shares purchased by the Pre-IPO Equityholders includes shares being sold by the selling stockholder in this offering. The number of shares purchased by new investors does not include shares being sold by the selling stockholder in this offering.
(2)	Consists of shares to be issued in connection with the Island One Acquisition.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by the Pre-IPO Equityholders will be reduced to 69.4% of the total shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to 16,100,000 shares, or 21.4% of the total shares of common stock outstanding after this offering.

Where similar language or information to that set forth in the preceding pages appears in other sections of the Preliminary Prospectus, corresponding amendments or updates to that language or information shall be made as set forth above.

Diamond Resorts International, Inc. (the “Company”) has filed a registration statement (including the Preliminary Prospectus) with the SEC for the initial public offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in its entirety for more complete information about the Company and this initial public offering. You may obtain the Preliminary Prospectus from the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the initial public offering will arrange to send to you the Preliminary Prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.